COMMENTS RECEIVED ON SEPTEMBER 6, 2005

FROM CHRISTIAN SANDOE

FIDELITY REVERE STREET TRUST (File No. 811-07807)

Fidelity Cash Central Fund, Fidelity Municipal Cash Central Fund, Fidelity Securities Lending Cash Central Fund, and Fidelity Tax-Free Cash Central Fund

AMENDMENT NO. 21

1. All funds

"Buying and Selling Shares" (prospectus)

"Buying Shares"

"Each fund offers its shares to other investment companies and accounts managed by Fidelity Management & Research Company (FMR) or its affiliates. Shares of each fund are issued solely in private placement transactions that do not involve any "public offering" within the meaning of Section 4(2) of the Securities Act of 1933 (1933 Act). Investments in the funds may be made only by a limited number of institutional investors including investment companies, banks, insurance companies, and certain other "accredited investors" within the meaning of Regulation D under the 1933 Act. This registration statement does not constitute an offer to sell, or the solicitation of an offer to buy, any shares of each fund."

C: The staff believes that the language should be clearer about whether the institutional investors and certain other "accredited investors" who may invest in the funds is an expansion or subset of the other investment companies and accounts mentioned in the first sentence.

R: When the two sentences in question are read together, we believe that it is clear that the investment companies and accounts referenced in the first sentence is a subset of the third sentence, which describes the universe of eligible investors.

2. All funds

Tandy (prospectus and SAI)

C: The Staff would like us to affirm the following three statements:

1) The fund is responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.